UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               TELULAR CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87970T208
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

                |_| Rule  13d-1(b)
                |X| Rule  13d-1(c)
                |_| Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  87970T208
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1.  Names of Reporting Persons.

    I.R.S. Identification Nos. Of Above Persons (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)______                  (b)_______
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3.       SEC Use Only
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4.  Citizenship or Place of Organization:  United States
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 Number of Shares Beneficially Owned by     5.  Sole Voting Power             0
   Each Reporting Person With:
                                            6.  Shared Voting Power           0*
                                            7.  Sole Dispositive Power        0
                                            8.  Shared Dispositive Power      0*
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):  N/A
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11.      Percent of Class Represented by Amount in Row (9):  0%
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12.      Type of Reporting Person (See Instructions):  IN
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(1)  Each  of  Reliant  Trading   ("Reliant")   and  Shepherd   Trading  Limited
("Shepherd") (collectively referred to as the "Funds") beneficially owned 567,367 shares of Telular Corporation common stock on December 7, 1999. However, as of the date of this statement, the Funds have disposed of the shares and therefore, the reporting persons have ceased to be the beneficial owner of more than five percent of such class of securities. Michael A. Roth and Brian J. Stark, in their capacity as Members of Staro Asset Management, L.L.C., which serves as the investment manager and/or general partner to Reliant and Shepherd possessed sole voting power over all such shares.
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

Item 1.

(a)  Name Of Issuer:  Telular Corporation
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(b)  Address of Issuer's Principal Executive Offices:    647    North   Lakeview
Parkway, Vernon Hills, IL  60061
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Item 2.

(a)  Name of Person Filing:  Michael A. Roth and Brian J. Stark
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(b)  Address of Principal Business   Office  or, if  none, Residence:  1500 West
Market Street, Suite 200, Mequon, WI 53092
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  87970T208
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Item 3.  If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-
2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e)  |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)
(E);

        (f)  |_| An  employee  benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

        (g)  |_| A  parent  holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)    Amount beneficially owned (as of December 31, 2000): 0

         (b)    Percent of Class (as of December 31, 2000):  0

         (c)    Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote                0

               (ii)  Shared power to vote or to direct the vote              0

              (iii)  Sole power to dispose or to direct the disposition of   0

              (iv)   Shared power to dispose or to direct the disposition of 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                February 16, 2001
                                      Date

                               /s/Michael A. Roth
                                 Michael A. Roth

                                /s/Brian J. Stark
                                 Brian J. Stark

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: February 16, 2001

The undersigned hereby agree that the Schedule 13G with respect to Telular Corporation, dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).

                                                   /s/Michael A. Roth
                                                      Michael A. Roth


                                                   /s/Brian J. Stark
                                                      Brian J. Stark